MiKashBoks, Inc.
Unaudited Financial Statements
For the period January 1, 2021, through December 31, 2022

Table of Contents

MiKashBoks
Statement of Income and Expense
January 1, 2021 Through December 31, 2022

	2021	2022
Revenue		
Sales Revenue	$ -	$ 4,900.00
Prize Income - MIT Fintech Startup	$ -	$ 10,000.00
Prize Income - Startup Competition	$ -	$ 11,000.00
Total Revenue	**$ -**	**$ 25,900.00**
Cost of Goods Sold		
Cost of Goods Sold	$ -	$ -
Total Cost of Goods Sold	**$ -**	**$ -**
Gross Profit	**$ -**	**$ 25,900.00**
Expenses		
Bank & ATM Fee Expense	$ 300.00	$ 446.85
Business Meals Expense	$ 383.12	$ 720.48
Independent Contractor Expense	$ 89,726.00	$ 325,642.41
Independent Contractor Expense - Eight Bits Studios, LLC	$ 68,250.00	$ 46,000.00
Office Supply Expense	$ 85.75	$ -
Software & Web Hosting Expense	$ 23,004.95	$ 52,396.75
Travel & Transportation Expense	$ 10,135.00	$ 6,366.64
Interest Expense	$ -	$ -
License & Fee Expense	$ -	$ 62.06
Marketing & Advertising Expense	$ -	$ 785.56
Phone & Internet Expense	$ -	$ 90.13
Professional Service Expense	$ -	$ 7,021.92
Taxes Paid	$ -	$ 554.83
Fraud Expense	$ -	$ (18.28)
Total Expenses	**$191,884.82**	**$440,069.35**
Net Ordinary Income	**$ (191,884.82)**	**$ (414,169.35)**
Other Income and Expenses	**$ -**	**$ -**
Other Expenses	$ -	$ -
Net Income	**$ (191,884.82)**	**$ (414,169.35)**

MiKashBoks
Consolidated Balance Sheet
As of December 31, 2021 and December 31, 2022

Assets		2021		2022
Current Assets				
Cash	$	8,115.18	$	24,913.83
Total Current Assets	$	**8,115.18**	$	**24,913.83**
Long Term Assets				
Property Plant & Equipment	$	157,976.00	$	157,976.00
Accumulated Depreciation, PP&E	$	(7,899.00)	$	(7,899.00)
Total Long Term Assets	$	**150,077.00**	$	**150,077.00**
Total Assets	$	**158,192.18**	$	**174,990.83**

Liabilities				
Current Liabilities				
Accounts Payable	$	-	$	-
Total Current Liabilities	$	**-**	$	**-**
Long Term Liabilities				
Truestone Africa Limited - Convertible Note	$	150,000.00	$	150,000.00
Total Long Term Liabilities	$	**150,000.00**	$	**150,000.00**
Total Liabilities	$	**150,000.00**	$	**150,000.00**

Equity				
Retained Earnings	$	(41,807.82)	$	(455,977.17)
Simon Levell - Common Stock	$	50,000.00	$	50,000.00
Adrian James Carr - Common Stock	$	-	$	50,000.00
Etherington Investments Ltd - Common Stock	$	-	$	33,500.00
Margaret Jennifer Spargo - Common Stock	$	-	$	33,500.00
Matthew Gates Limited - Common Stock	$	-	$	34,000.00
Michael Green - Common Stock	$	-	$	24,968.00
Tobermore Holdings Limited - Common Stock	$	-	$	215,000.00
Nicholas Grace - Common Stock	$	-	$	40,000.00
Total Equity	$	**8,192.18**	$	**24,990.83**
Total Liabilities & Equity	$	**158,192.18**	$	**174,990.83**

Management Use Only

This Financial Statement Has Not Been Subject To Review Or Audit

No Assurance Provided

MiKashBoks
Statement of Cash Flows
January 1, 2021 Through December 31, 2022

Cashflow from Operations	2021	2022
Changes in Working Capital	$ -	$ -
Change in Retained Earnings	$ (41,807.82)	$ (414,169.35)
Total Cashflows from Operations	$ (41,807.82)	$ (414,169.35)

Cashflows from Investing		
Increase (Decrease) in Investments	$ 50,000.00	$ 430,968.00
Decrease from Distributions	$ -	$ -
Change in Assets	$ (150,077.00)	$ -
Total Cashflows from Investing	$ (100,077.00)	$ 430,968.00

Cashflows from Financing		
Increase in Payables	$ 150,000.00	$ -
Issuance of Debt	$ -	$ -
Total Cashflows from Financing	$ 150,000.00	$ -

Beginning Cash Balance	$ -	$ 8,115.18
Change in Cashflows	$ 8,115.18	$ 16,798.65
Year Cashflows	$ 8,115.18	$ 16,798.65
Cashflow as of Report Date	$ 8,115.18	$ 24,913.83

Management Use Only

This Financial Statement Has Not Been Subject To Review Or Audit

No Assurance Provided

MiKashBoks
Statement of Shareholders Equity
As of December 31, 2021 and December 31, 2022

	Stock	Par Value	Amount	Additional Paid in Capital	Total
Beginning Balance January 1, 2021	$ -	$ -	$ -		$ -
Unissued Treasury Stock	$ -	$ -	$ -	-	$ -
Shares Issued	50,000.00	$ 1.00	$ 50,000.00	$ -	$ 50,000.00
Change in Retained Earnings	-	-	$ (41,807.82)	-	$ (41,807.82)
Ending Balance December 31, 2021			$ 8,192.18	$ -	$ 8,192.18
Beginning Balance January 1, 2022	50,000.00	$ 1.00	$ 8,192.18		$ 8,192.18
Unissued Treasury Stock	$ -	$ -	$ -	-	$ -
Shares Issued	430,968.00	$ 1.00	$ 430,968.00	$ -	$ 430,968.00
Change in Retained Earnings	-	-	$ (414,169.35)	-	$ (414,169.35)
Ending Balance December 31, 2022			$ 24,990.83	$ -	$ 24,990.83

MiKashBoks

NOTES TO THE FINANCIAL STATEMENTS
For the period January 1, 2021, through December 31, 2022

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

MiKashBoks, Inc. (the "Company") is a corporation organized under the laws of the State of Delaware. The Company operates a digital social finance platform that brings community savings groups online. It derives revenue from licensing fees from organizations that operate these groups, and from transaction fees from users.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash – For the purpose of reporting cash flows, the Company defines cash as cash held in checking and savings accounts.

Property and Equipment - Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives. Leasehold improvements are depreciated over the lesser of their estimated useful lives or the term of the lease. Maintenance and repairs are expensed as they are incurred, and major additions and purchases are capitalized.

	Estimated Useful Life in Years
Computers and Equipment	5
Furniture and Fixtures	7
Leasehold Improvements	5

Basis of Accounting – The Company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of any normal recurring accruals, necessary to fairly present the accompanying financial statements.

Use of Estimates- – The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. As of December 31, 2022, the company had cash of $24,913.83 maintained in US Bank accounts, of which all US Bank account balances were below the $250,000 FDIC coverage limit.

Restricted Cash – The Company did not have any restricted cash balances, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2022.

Leases – The Company did not have any equipment lease agreements as of December 31, 2022.

Deferred Revenue - Revenue on service contracts received in advance is deferred and recognized monthly as the contract progresses.

Income Taxes – For U.S. federal income tax purposes, taxes related to income earned by the Company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition.

NOTE 3- PREPAID EXPENSES

As of December 31, 2022, the company did not have any prepaid balance.

NOTE 4 - LINE OF CREDIT

As of December 31, 2022, the company did not have a line of credit.

NOTE 5 – LONG TERM DEBT

The Company issued Convertible Notes to Truestone Africa Limited for $150,000.00.

NOTE 6 - RELATED PARTY TRANSACTIONS

In accordance with FAS523 ASC 740-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld by relevant tax authorities, as defined by FASB ASC 740-10. As December 31, 2022, the Company had no tax positions with relevant tax authorities, as defined by FASB ASC 740-10. At December 31, 2022, the company had no tax positions that would not be held up under examination.

NOTE 7: PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment are comprised of the following:

	2022	2021
Property Plant & Equipment	$157,976.00	$157,976.00
Less: Accumulated Depreciation	($7,899.00)	($7,899.00)
Net Property and Equipment	$150,077	$150,077

NOTE 8: INTANGIBLE ASSETS AND AMORTIZATION

As of December 31, 2022 the Company did not have any intangible assets.

NOTE 9 - ACCRUED EXPENSES

As of December 31, 2022 the Company did not have any accrued expenses.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

As of December 31, 2022 the Company did not have any known commitments or contingencies.

NOTE 11 - RECEIVABLES AGING

As of December 31, 2022 the Company did not have any aging receivables.

NOTE 12 - SUBSEQUENT EVENTS

Management has considered subsequent events reviewed through September 18, 2023, which is the date the financial statements were prepared. There were no subsequent events that required recognition or disclosure.